Exhibit 17.2

From: Fran Kelly
Date: Mon, 28 Jan 2013 06:59:54 -0800 (PST)
To: michael salaman
ReplyTo: Fran Kelly

Michael Salaman
Chairman and Chief Executive Officer
Skinny Nutritional Corporation
1100 East Hector Street, Suite # 391
Conshohocken, PA 19428

January 24, 2013

RE: Skinny Board of Directors

Dear Michael,

Please accept this email and letter as the formal notice of my resignation as a member of the Board of Directors, and any related committees and responsibilities, of Skinny Nutritional Corporation ( the “Company”), effective immediately.

Although it has been clear for some time that the Company has not been willing to freely provide to Board members (i) basic, essential, financial, production and sales information, and (ii) forecasting for internal and investor purposes, I had remained patient, hoping that these institutional problems would be addressed, due to the repeated assurances from management that the solutions being suggested by various Directors would be put into place. Ultimately, I have had to recognize that, for whatever the reasons, the Company will not correct these serious problems. Jack Hewes, who took the lead in repeatedly requesting the ability to review, and regularly receive, timely information about the Company’s accounts payable, liabilities, bank account records, expense reports and credit card statements, kept me and Michael Zuckerman closely informed of his discussions with management, and relayed to us the promises of change that, unfortunately, were not kept. Finally, when I reluctantly realized that this critical information was still not going to be provided to the Directors, I knew that I would have to resign. In addition, I found the failure of the Company to advise the Board of either the lapsing of the Company’s D & O policy, or of the filing of a serious lawsuit against the Company, to be completely unacceptable. It remains incomprehensible to me that this information has not been given to the Board, as without it the Directors cannot properly perform their duties as Directors. Under these conditions I can no longer serve as a Director, but do wish the Company success in the future.

Sincerely,

Fran Kelly